ATTN: Mr. Ryan Rohn

United States Securities and

Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: DineEquity, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed October 31, 2008

File No. 001-15283

February 12, 2009

Dear Mr. Rohn:

Based on our conversation, thank you for extending our time to forward to you our written response to the comment letter dated January 30, 2009. We will file our response via EDGAR no later than February 20, 2009.

Thank you again for your courtesy and cooperation in this matter.

Sincerely,

/s/ Greggory Kalvin

Greggory Kalvin
Acting Chief Financial Officer and
Vice President, Corporate Controller
DineEquity, Inc.